77C: Submission of matters to a vote of security holders

At the annual meeting of all shareholders of Muni Intermediate Duration, Inc. held on August 15, 2006, the results were as follows:

PROPOSAL 1.

     To elect Robert C. Doll, Jr., John Francis O'Brien and David H. Walsh to the Board of Directors to hold office until his successor is elected and qualified or until his or her earlier death, resignation, retirement or removal. With respect to the AMPS, it was intended that the holders of AMPS vote to elect Fred G. Weiss and Donald W. Burton to the Board of Directors to hold office until his successor is elected and qualified or until his or her earlier death, resignation, retirement or removal.  With respect to Proposal 1, the shares of the Fund were voted as follows:

Common and AMPS

For

Withheld from Voting

Robert C. Doll, Jr.

23,873,613

1,197,557

John Francis O'Brien

23,857,478

1,213,692

David H. Walsh

23,873,966

1,197,204

AMPS

Fred G. Weiss

7,402

58

Donald W. Burton

7,402

58

PROPOSAL 2.

     To approve a new investment advisory agreement between the Fund and BlackRock Advisors, Inc. or its successor (“BlackRock Advisors”). With respect to Proposal 2, the shares of the Fund were voted as follows:

For

Against

Abstain

Broker Non-Vote

19,510,974

528,170

1,094,407

3,937,619

PROPOSAL 3.

     To approve a contingent subadvisory agreement between the Fund’s Advisor and BlackRock Advisors (the “BlackRock Subadvisor”).  With respect to Proposal 3, the shares of the Fund were voted as follows:

For

Against

Abstain

Broker Non-Vote

19,434,119

572,674

1,126,758

3,937,619